aNB



17018498

SEC
Mail Processing
Section

AUG 3 0 2017

Washington DC
408

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 42995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hagen Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2112 Century Park Lane #415
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tye Wynfield 310-553-7350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Tye Wynfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hagen Securities, Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MAGDA CORBIN
Commission # 2108278
Notary Public - California
Los Angeles County
My Comm. Expires May 21, 2019

Signature

Title

Notary Public

STATE: CALIFORNIA
County: LOS ANGELES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Hagen Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of Hagen Securities, Inc. as of June 30, 2017 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Hagen Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hagen Securities, Inc., as of June 30, 2017 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended June 30, 2017 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Hagen Securities, Inc.'s financial statements. The supplemental information is the responsibility of Hagen Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
July 21, 2017

HAGEN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS

CURRENT ASSETS	
Cash in Bank	98,537
Total Current Assets	98,537
PROPERTY AND EQUIPMENT	
Transportation Equipment	98,922
Less Accumulated Deprecation	(943)
Net Property and Equipment	97,979
OTHER ASSETS	
Income Tax Benefit	18,316
Other Assets	5,524
Total Other Assets	23,840
TOTAL ASSETS	220,356

The footnotes are an integral part of the financial statements

HAGEN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Loan Payable Current Portion	12,347
Total Current Liabilities	12,347
LONG TERM LIABILITIES	
Loan Payable Long Term	68,393
Total Liabilities	80,740
Common Stock, $1 share value 10,000 shares authorized 10,000 shares issued and outstanding	10,000
Additional Paid-in-Capital	35,000
Retained Earnings	94,616
Total Stockholder's Equity	139,616
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	220,356

The footnotes are an integral part of the financial statements

HAGEN SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR YEAR ENDED JUNE 30, 2017

REVENUES	
Commission Earned	23,725
Miscellaneous Income	5,544
Total Revenues	29,269
OPERATING EXPENSES	
Medical	17,335
Communications	6,009
Occupancy	15,000
Depreciation	13,983
Other	25,426
Loss on Sale of Equipment	26,093
Total Operating Expenses	103,846
Net Loss Before Taxes	(74,577)
PROVISION FOR INCOME TAXES	
Income Tax Benefit	17,523
Net Loss	(57,054)

The footnotes are an integral part of the financial statements

HAGEN SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
To Year End June 30, 2017

	Stock Amount	Paid In Capital Amount	Retained Earnings Amount	Total Stockholder's Equity Amount
Balance as of June 30, 2016	$10,000		$151,670	$161,670
Net loss	-	-	(57,054)	(57,054)
Capital Contributions	-	35,000		35,000
Balance at June 30, 2017	$10,000	$35,000	$94,616	$139,616

The footnotes are an integral part of the financial statements

HAGEN SECURITIES, INC
STATEMENT OF CASH FLOWS
12 Months Ended June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	(57,054)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation	13,983
Losses on sales of Fixed Assets	26,093
Income tax benefit	(18,316)
Decrease (Increase) in Operating Assets	
Commissions Receivable	4,015
Total Adjustments	25,775
Net Cash Provided by (Used in) Operating Activities	(31,279)
CASH FLOWS FROM INVESTING ACTIVITIES	
Other Assets	(5,524)
Purchases of Transportation Equipment	(78,080)
Proceeds from Transportation Equipment	49,000
Net Cash Provided by (used In) Investing Activities:	(34,604)
CASH FLOWS FROM FINANCING ACTIVITIES	
Loan Payable current portion	12,347
Loan Payable long term	68,393
Capital contributions	35,000
Net Cash Provided by (Used in Financing Activities:	115,740
NET INCREASE (DECREASE) IN CASH	49,857
CASH AT BEGINNING OF PERIOD:	48,680
CASH AT END OF PERIOD	98,537

The footnotes are an integral part of the financial statements

HAGEN SECURITIES, INC.
STATEMENT OF CASH FLOWS
12 Months Ended June 30, 2017

SUPPLEMENTAL INFORMATION

Cash paid for income taxes:	
Federal tax	1,607
State	892
	2,499
Cash paid for interest	457

The footnotes are an integral part of the financial statements

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2017

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Organization

Hagen Securities, Inc. (the Company) was incorporated in the State of California effective August 9, 1990. The Company has adopted a fiscal year ending June 30. The company, located in Los Angeles, California is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority "FINRA." The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption for limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the company on confirmation of investment by the investment company.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Risk Concentration

The Company's revenue is derived primarily from commissions related to the sale of closed-end investment companies, publicly registered non-traded REITS, and oil & gas partnerships.

See accountant's audit report

Income Taxes

Federal and State corporate income taxes are calculated based on the statutory rates applicable. Prepaid or deferred income taxes which result from timing difference in the recognition of income and expense for income tax purposes versus financial statement purposes have been recognized. Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. At June 30, 2017 there exists a federal and state of California net operating loss carryforward of $57,054, which is set to expire June 30, 2032.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that ll of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The company is subject to examinations by U.S. Federal and State tax authorities for years ending June 30, 2014, 2015, and 2016.

Retirement Plan

The company maintains a SEP-IRA retirement plan for the Company's sole owner-employee. The Company made a contribution of $1,500 in the fiscal year ended June 30, 2017.

NOTE B - STATEMENT RELATED TO UNIFORM NET CAPITAL RULE

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2017, the Company had net capital of $12,414 in excess of its required net capital of $17,797. The Company's net capital ratio was 453.67%, The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount that the Company maintain minimum Net Capital pursuant to a fixed dollar amount of 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

NOTE D - NOTE PAYABLE

The company purchased a new automobile on May 13, 2017, with a loan amount of $81,621.89. It was at a nominal annual rate of 3.99%, with monthly loan payments of $1,278.79 for 72 months.

NOTE E - LEASES

The company has a related party leases with Tye Wynfield the sole stockholder. He has a office lease on a month to month bases at $1,250 a month, paid quarterly. The office rent for the year ending June 30, 2017 was $15,000. The office lease expires on June 30, 2017, and will be on a month to month basis paid quarterly or at months end if terminated before quarter ends.

NOTE F - FIXED ASSETS

Depreciation is calculated on the straight line method. The following is a summary the automobile:

Automobile 5 years	$98,922
Less accumulated depreciation	(943)
Total	$97,979

Depreciation expense was 13,983 for the year June 30, 2017, and is included in the operating expenses in the accompanying statement of income.

NOTE G - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair vale into three broad levels:

Level 1 inputs are quotes prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly,

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.) There were no levels to measure at June 30, 3017

NOTE H- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i).

NOTE I - COMMITMENTS AND CONTINGENCIES

Hagen Securities, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss of future obligation or that may be asserted against the firm at a future date.

NOTE J - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through July 21, 2017, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

HAGEN SECURITIES, INC.
Supplementary Schedules

See accountant's audit report

HAGEN SECURITIES, INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities Act of 1934 for the year Ended June 30, 2017

Computation of Net Capital

Total Ownership equity from statement of financial condition	139,616
Non-Allowable Assets	-121,819
Less: Haircuts	0
Net Capital	17,797

Computation of Net Capital Requirements

Minimum net aggregate indebtedness 6.66% of net aggregate indebtedness	5,383
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,383
Excess Net Capital	12,414
Net Capital less greater of 10% of total indebtedness	9,723

Computation of Aggregate Indebtedness

Total Liabilities	80,740
Percentage of Aggregate Indebtedness to Net Capital	453.67%

There were no reported differences between the Audit and the Focus report filed as of June, 30 2017.

See accountant's audit report

HAGEN SECURITIES
Supplementary Schedules
As of and for the Year Ended June 30, 2017

Statement Related to Exemptive Provision

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i); All customer transactions cleared through other broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed financial and operational combined uniform single report. The firm is exempt from 15c-3-3; it does not maintain customers funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

See accountant's audit report

HSI Hagen Securities, Inc.

FINRA Member of Financial Industry Regulatory Authority

Member of Securities Investors Protection Corporation SIPC

July 21, 2017

Brian W. Arnson, CPA
Suite 606
18425 Burbank Blvd.
Tarzana, CA 91356

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE June 30, 2017

Dear Brian:

Please be advised that Hagen Securities, Inc.("HSI") has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of July 1, 2016 through June 30, 2017. HSI did not hold customer securities or funds at any time during this period and does business on a limited basis (closed-end investment companies, publicly registered non-traded REITS, and oil & gas partnerships). HSI's past business has been of similar nature and has complied to this exemption since its inception, August of 1990.

Tye Wynfield, the president of HSI has made available to Brian W. Anson all records and information including all communications from regulatory agencies received though the date of this review June 30, 2017.

Tye Wynfield has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected HSI's compliance with the this exemption.

If you would like additional information or have any questions, feel free to call me directly at (310) 553-7350.

Very truly yours,

HAGEN SECURITIES, INC.



Tye Wynfield
President

2112 Century Park Lane, Suite 415 • Los Angeles, CA 90067 • Fax: (310) 553-3803 • Tel (310) 553-7200 • (310) 553-7350

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Hagen Securities, Inc.
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Hagen Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hagen Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Hagen Securities, Inc., stated that Hagen Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception Hagen Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Hagen Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
July 21, 2017

HAGEN SECURITIES, INC.

AUDIT REPORT

JUNE 30, 2017

HAGEN SECURITIES, INC.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the year ended June 30, 2017

HAGEN SECURITIES, INC.
TABLE OF CONTENTS
JUNE 30, 2017